Filed pursuant to Rule 433
Registration No. 333-203433

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$500,000,000
SENIOR FLOATING RATE NOTES, DUE JULY 30, 2018
FINAL TERM SHEET
DATED JULY 23, 2015

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due July 30, 2018 (the “Notes”)

Expected Ratings1:	Aa3 / AA- / AA (Negative / Negative / Stable)

Principal Amount:	$500,000,000

Issue Price:	100.000%

Trade Date:	July 23, 2015

Settlement Date (T+5)2:	July 30, 2015

Maturity Date:	July 30, 2018

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3-month USD LIBOR plus 54 bps payable and reset quarterly

Initial Interest Rate:
The interest rate for the initial interest reset period prior to the Interest Payment Date in October 2015 will be based upon 3-month USD LIBOR, to be determined on the second London Banking Day preceding the Settlement Date, plus 54 basis points.

Fees:	0.150%

________________________
1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on any date more than three business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Quarterly on the 30th of each January, April, July, and October, beginning October 30, 2015

Payment Convention:	Modified following business day convention, adjusted

Business Days:	London, New York, Toronto

Day Count Fraction:	Actual / 360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KFV4 / US78012KFV44

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:
ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Credit Agricole Securities (USA) Inc.
Desjardins Securities Inc.
Fifth Third Securities, Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
Natixis Securities Americas LLC
SG Americas Securities, LLC
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC at 1-866-375-6829, Citigroup Global Markets Inc. at 1-800-831-9146, or Wells Fargo Securities, LLC at 1-800-326-5897.